Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

UNAUDITED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2014

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company” or “we”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the fourth quarter and year ended December 31, 2014, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”). A reconciliation of material differences of such financial information prepared in accordance with IFRS will be included within the Company’s audited preliminary results announcement to be reported no later than March 31, 2015.

Net revenue for the fourth quarter of 2014 was US$1,121.4 million, representing a decrease of approximately 20% from US$1,394.6 million for the comparable period in 2013. The decline in net revenue was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

Adjusted property EBITDA(1) was US$278.6 million for the fourth quarter of 2014, as compared to Adjusted property EBITDA of US$394.4 million in the fourth quarter of 2013. The 29% year-over-year decline in Adjusted property EBITDA was attributable to lower group-wide rolling chip volumes and rolling chip win rate, together with a lower contribution from the mass market table games segment.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the fourth quarter of 2014 was US$92.9 million, or US$0.17 per ADS, compared with net income attributable to Melco Crown Entertainment of US$223.2 million, or US$0.41 per ADS, in the fourth quarter of 2013. The net loss attributable to noncontrolling interests during the fourth quarter of 2014 of US$26.3 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “While 2014 was a challenging year for Macau, I am pleased with both our relative operating performance and the meaningful advancements we have made towards realizing our significant growth pipeline, positioning us to succeed now and in the future.

“In Macau, our world-class and unique assets, together with our market-leading premium-focused amenities and service standards enabled us to once again take share, in a disciplined manner, in the mass market table games segments in the fourth quarter of 2014. At the same time, the repositioning of our rolling chip business at both City of Dreams and Altira Macau continues to gather momentum and resulted in an increase in market share during the most recent quarter.

“Our strategy and commitment to continually enhancing our current product offering in Macau, including the ongoing development of our luxury retail precinct and the iconic fifth hotel tower at City of Dreams, which remain on track for openings in the first half of 2016 and first half of 2017, respectively, ensures all of our operating assets remain highly competitive in a constantly changing environment.

“Studio City, the next standalone integrated resort to open in Macau, remains on track to meet its design and construction budget of US$2.3 billion and its scheduled opening in the third quarter of 2015. This Hollywood-inspired resort will change the entertainment landscape in Macau and will be at the forefront of positioning Macau as Asia’s leisure, tourism and entertainment capital.

“Studio City will represent the most diversified entertainment resort offering ever seen in Macau and will include Asia’s highest Ferris wheel, a Warner Bros.-themed Family Entertainment Center, a fully-operational TV broadcast studio, the world’s first Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 350,000 square feet of themed and innovative retail space.

“With the opening of City of Dreams Manila, Melco Crown Entertainment firmly announces its presence as a regional gaming and entertainment company. The property’s successful grand opening on February 2, 2015 highlighted our Company’s commitment to providing the best of entertainment, lodging, food and beverage and gaming to the fast-growing Philippines tourism and leisure market.

“City of Dreams Manila offers leisure seekers a world-class collection of brands and attractions, including Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, an approximately 50,000 square feet Family Entertainment Center in collaboration with Dreamworks, exciting nightlife, including Pangaea and Chaos nightclubs and live performances, numerous food and beverage outlets and retail offerings, as well as market-leading gaming facilities.

“Our innovative approach to providing leading edge entertainment ensures that we are strongly positioned to cater to an ever-changing and aspirational regional clientele, whether that be in Macau, Manila or any future gaming markets that meet our strict investment criteria.

“With Macau at its center, we remain steadfast in our belief that Asia will continue as the fastest growing and most important leisure and tourism market in the world, supported by a rapidly expanding middle-class and strong economic growth.”

City of Dreams Fourth Quarter Results

For the fourth quarter of 2014, net revenue at City of Dreams was US$895.5 million compared to US$1,095.8 million in the fourth quarter of 2013. City of Dreams generated Adjusted EBITDA of US$258.0 million in the fourth quarter of 2014, representing a decrease of 26% compared to US$347.7 million in the comparable period of 2013. The decline in Adjusted EBITDA was primarily a result of lower rolling chip volume and rolling chip win rate together with a decrease in mass market table games revenues.

Rolling chip volume totaled US$18.0 billion for the fourth quarter of 2014 versus US$25.6 billion in the fourth quarter of 2013. The rolling chip win rate was 2.8% in the fourth quarter of 2014 versus 3.0% in the fourth quarter of 2013. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased to US$1,315.4 million compared with US$1,303.0 million in the fourth quarter of 2013. The mass market table games hold percentage was 36.4% in the fourth quarter of 2014 compared to 37.6% in the fourth quarter of 2013.

Gaming machine handle for the fourth quarter of 2014 was US$1,351.1 million, up 4% from US$1,304.2 million generated in the fourth quarter of 2013.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2014 was US$71.5 million, up from US$70.9 million in the fourth quarter of 2013.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2014, net revenue at Altira Macau was US$173.1 million compared to US$247.6 million in the fourth quarter of 2013. Altira Macau generated Adjusted EBITDA of US$14.2 million in the fourth quarter of 2014 compared with Adjusted EBITDA of US$36.0 million in the fourth quarter of 2013. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$8.1 billion in the fourth quarter of 2014 versus US$10.6 billion in the fourth quarter of 2013. The rolling chip win rate was 2.6% in the fourth quarter of 2014 versus 3.0% in the fourth quarter of 2013. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$174.7 million in the fourth quarter of 2014, a decrease from US$205.2 million generated in the comparable period in 2013. The mass market table games hold percentage was 18.4% in the fourth quarter of 2014 compared with 16.3% in the fourth quarter of 2013.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2014 was US$9.3 million compared with US$9.7 million in the fourth quarter of 2013.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$32.8 million in the fourth quarter of 2014 as compared to US$38.8 million in the fourth quarter of 2013. Mocha Clubs generated US$6.5 million of Adjusted EBITDA in the fourth quarter of 2014 compared with US$10.8 million in the same period in 2013.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,300 in the fourth quarter of 2014, compared to approximately 1,700 in the comparable period in 2013. The reduction in gaming machines was primarily due to the closure of four clubs, partially offset by the opening of a new Mocha club in December 2013 and another in mid-2014. The net win per gaming machine per day was US$261 in the quarter ended December 31, 2014, as compared with US$246 in the comparable period in 2013, an increase of 6%.

City of Dreams Manila Fourth Quarter Results

City of Dreams Manila started operations on December 14, 2014. On a fully consolidated basis, City of Dreams Manila generated Adjusted EBITDA of US$0.1 million in the fourth quarter of 2014. Together with pre-opening costs, depreciation and amortization and US$1.8 million payments to the Philippine parties under the cooperative arrangement and land rent to Belle Corporation, City of Dreams Manila incurred an operating loss of approximately US$36.6 million and a net loss of approximately US$48.6 million during the fourth quarter of 2014 respectively, mainly as a result of approximately US$5.2 million of interest expense on the PHP15 billion senior notes and US$6.1 million of capital lease charges relating to building lease payments, net of capitalized interest.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2014 were US$39.0 million, which mainly included interest income of US$6.3 million and interest expenses, net of capitalized interest, of US$29.6 million and other finance costs of US$11.8 million. We recorded US$34.0 million of capitalized interest during the fourth quarter of 2014, primarily relating to Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The year-on-year decrease of US$3.7 million in net non-operating expenses was primarily due to higher interest income and higher capitalized interest in the current quarter, partially offset by higher interest expenses resulted from the draw down of the Studio City US$1.3 billion term loan facility and the issuance of the PHP15 billion senior notes.

Depreciation and amortization of US$92.7 million were recorded in the fourth quarter of 2014, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of December 31, 2014 totaled US$3.5 billion, including US$0.1 billion of bank deposits with original maturity over three months and US$1.8 billion of restricted cash, primarily related to Studio City. Total debt at the end of the fourth quarter of 2014 was US$3.9 billion.

Capital expenditures for the fourth quarter of 2014 were US$599.9 million, which predominantly related to Studio City and City of Dreams Manila, as well as various projects at City of Dreams, including the fifth hotel tower.

Full Year Results

For the year ended December 31, 2014, Melco Crown Entertainment reported net revenue of US$4.8 billion versus US$5.1 billion in the prior year. The year-over-year decline in net revenue was primarily attributable to lower group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

Adjusted property EBITDA for the year ended December 31, 2014 was US$1,285.5 million, as compared with Adjusted property EBITDA of US$1,379.1 million in 2013. The year-over-year decline in Adjusted property EBITDA was primarily attributable to lower group-wide rolling chip volumes and rolling chip win rate, partially offset by improved group-wide mass market table games revenues.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for 2014 was US$608.3 million, or US$1.11 per ADS, compared with a net income attributable to Melco Crown Entertainment of US$637.5 million, or US$1.16 per ADS, in the comparable period of 2013.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the fourth quarter and year ended December 31, 2014 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which may differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2014 financial results on Thursday, February 12, 2015 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	71455330

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

By order of the Board

Melco Crown Entertainment Limited

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Officer

Macau, February 12, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

OPERATING REVENUES
Casino	$1,084,741	$1,355,775	$4,654,184	$4,941,487
Rooms	35,527	33,547	136,427	127,661
Food and beverage	23,331	20,932	84,895	78,880
Entertainment, retail and others	25,248	27,744	108,417	103,739

Gross revenues	1,168,847	1,437,998	4,983,923	5,251,767
Less: promotional allowances	(47,462)	(43,438)	(181,614)	(164,589)

Net revenues	1,121,385	1,394,560	4,802,309	5,087,178

OPERATING COSTS AND EXPENSES
Casino	(768,399)	(933,131)	(3,246,404)	(3,452,736)
Rooms	(3,379)	(3,262)	(12,669)	(12,511)
Food and beverage	(6,451)	(8,690)	(23,513)	(29,114)
Entertainment, retail and others	(15,264)	(16,975)	(62,073)	(64,212)
General and administrative	(86,913)	(68,299)	(311,696)	(255,780)
Payments to the Philippine Parties	(870)	—	(870)	—
Pre-opening costs	(36,787)	(6,246)	(93,970)	(17,014)
Development costs	(2,280)	(5,293)	(10,734)	(26,297)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(16,118)	(16,115)	(64,471)	(64,271)
Depreciation and amortization	(62,308)	(65,348)	(246,686)	(261,298)
Property charges and others	(3,009)	(1,334)	(8,698)	(6,884)
Gain on disposal of assets held for sale	—	—	22,072	—

Total operating costs and expenses	(1,016,087)	(1,139,002)	(4,116,949)	(4,247,354)

OPERATING INCOME	105,298	255,558	685,360	839,824

NON-OPERATING INCOME (EXPENSES)
Interest income	6,275	3,262	20,025	7,660
Interest expenses, net of capitalized interest	(29,551)	(33,139)	(124,090)	(152,660)
Other finance costs	(11,833)	(11,574)	(47,031)	(43,802)
Foreign exchange loss, net	(4,475)	(1,854)	(6,155)	(10,756)
Other income, net	548	558	2,313	1,661
Loss on extinguishment of debt	—	—	—	(50,935)
Costs associated with debt modification	—	—	—	(10,538)

Total non-operating expenses, net	(39,036)	(42,747)	(154,938)	(259,370)

INCOME BEFORE INCOME TAX	66,262	212,811	530,422	580,454
INCOME TAX CREDIT (EXPENSE)	336	(4,483)	(3,036)	(2,441)

NET INCOME	66,598	208,328	527,386	578,013
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	26,346	14,918	80,894	59,450

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$92,944	$223,246	$608,280	$637,463

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.057	$0.135	$0.369	$0.386

Diluted	$0.056	$0.134	$0.366	$0.383

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.170	$0.406	$1.108	$1.159

Diluted	$0.169	$0.402	$1.099	$1.149

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,636,531,029	1,651,037,173	1,647,571,547	1,649,678,643

Diluted	1,648,055,645	1,665,983,630	1,660,503,130	1,664,198,091

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,597,655	$1,381,757
Bank deposits with original maturity over three months	110,616	626,940
Restricted cash	1,447,034	770,294
Accounts receivable, net	253,665	287,880
Amounts due from affiliated companies	1,079	23
Deferred tax assets	532	—
Income tax receivable	15	18
Inventories	23,111	18,169
Prepaid expenses and other current assets	69,254	54,898
Assets held for sale	—	8,468

Total current assets	3,502,961	3,148,447

PROPERTY AND EQUIPMENT, NET	4,696,391	3,308,846
GAMING SUBCONCESSION, NET	427,794	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	287,558	345,667
RESTRICTED CASH	369,549	373,371
DEFERRED TAX ASSETS	115	93
DEFERRED FINANCING COSTS	174,872	114,431
LAND USE RIGHTS, NET	887,188	951,618

TOTAL ASSETS	$10,432,563	$8,813,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$14,428	$9,825
Accrued expenses and other current liabilities	1,005,720	928,751
Income tax payable	6,621	6,584
Capital lease obligations, due within one year	23,512	27,265
Current portion of long-term debt	262,750	262,566
Amounts due to affiliated companies	3,626	2,900
Amount due to a shareholder	—	79

Total current liabilities	1,316,657	1,237,970

LONG-TERM DEBT	3,640,031	2,270,894
OTHER LONG-TERM LIABILITIES	93,441	28,492
DEFERRED TAX LIABILITIES	58,949	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	278,027	253,029
LAND USE RIGHTS PAYABLE	3,788	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares	16,337	16,667
Treasury shares	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,286,141	4,246,670
Noncontrolling interests	755,529	678,312

Total equity	5,041,670	4,924,982

TOTAL LIABILITIES AND EQUITY	$10,432,563	$8,813,639

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income Attributable to Melco Crown Entertainment Limited	$92,944	$223,246	$608,280	$637,463
Pre-opening Costs, Net	25,086	4,650	66,602	12,908
Development Costs, Net	2,280	5,293	10,734	26,024
Property Charges and Others, Net	2,992	1,334	7,605	6,884
Loss on Extinguishment of Debt, Net	—	—	—	50,935
Costs Associated with Debt Modification, Net	—	—	—	10,538

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$123,302	$234,523	$693,221	$744,752

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.075	$0.142	$0.421	$0.451

Diluted	$0.075	$0.141	$0.417	$0.448

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.226	$0.426	$1.262	$1.354

Diluted	$0.224	$0.422	$1.252	$1.343

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,636,531,029	1,651,037,173	1,647,571,547	1,649,678,643

Diluted	1,648,055,645	1,665,983,630	1,660,503,130	1,664,198,091

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$7,538	$3,315	$203,073	$(18,240)	$(36,634)	$(53,754)	$105,298

Payments to the Philippine Parties	—	—	—	—	870	—	870
Land Rent to Belle Corporation	—	—	—	—	884	—	884
Pre-opening Costs	—	—	367	7,114	28,570	—	36,051
Development Costs	—	—	—	—	—	2,280	2,280
Depreciation and Amortization	6,646	3,215	51,274	10,893	4,396	16,311	92,735
Share-based Compensation	17	6	287	22	1,965	2,735	5,032
Property Charges and Others	—	(31)	2,984	—	56	—	3,009

Adjusted EBITDA	14,201	6,505	257,985	(211)	107	(32,428)	246,159
Corporate and Others Expenses	—	—	—	—	—	32,428	32,428

Adjusted Property EBITDA	$14,201	$6,505	$257,985	$(211)	$107	$—	$278,587

	Three Months Ended December 31, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$28,182	$6,830	$289,958	$(11,860)	$(8,292)	$(49,260)	$255,558

Land Rent to Belle Corporation	—	—	—	—	903	—	903
Pre-opening Costs	—	—	27	797	4,503	16	5,343
Development Costs	—	—	—	—	740	4,553	5,293
Depreciation and Amortization	7,810	2,972	57,094	10,883	476	16,537	95,772
Share-based Compensation	23	43	195	—	1,791	2,766	4,818
Property Charges and Others	—	921	413	—	—	—	1,334

Adjusted EBITDA	36,015	10,766	347,687	(180)	121	(25,388)	369,021
Corporate and Others Expenses	—	—	—	—	—	25,388	25,388

Adjusted Property EBITDA	$36,015	$10,766	$347,687	$(180)	$121	$—	$394,409

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended December 31,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$278,587	$394,409
Corporate and Others Expenses	(32,428)	(25,388)

Adjusted EBITDA	246,159	369,021
Payments to the Philippine Parties	(870)	—
Land Rent to Belle Corporation	(884)	(903)
Pre-opening Costs	(36,051)	(5,343)
Development Costs	(2,280)	(5,293)
Depreciation and Amortization	(92,735)	(95,772)
Share-based Compensation	(5,032)	(4,818)
Property Charges and Others	(3,009)	(1,334)
Interest and Other Non-Operating Expenses, Net	(39,036)	(42,747)
Income Tax Credit (Expense)	336	(4,483)

Net Income	66,598	208,328
Net Loss Attributable to Noncontrolling Interests	26,346	14,918

Net Income Attributable to Melco Crown Entertainment Limited	$92,944	$223,246

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$57,459	$21,758	$942,528	$(60,675)	$(92,188)	$(183,522)	$685,360

Payments to the Philippine Parties	—	—	—	—	870	—	870
Land Rent to Belle Corporation	—	—	—	—	3,562	—	3,562
Pre-opening Costs	—	1,082	3,682	15,771	70,021	—	90,556
Development Costs	—	—	—	—	—	10,734	10,734
Depreciation and Amortization	27,242	12,178	214,492	43,558	6,367	64,557	368,394
Share-based Compensation	94	119	1,189	50	7,867	11,082	20,401
Property Charges and Others	—	1,200	3,741	—	3,507	250	8,698
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	84,795	36,337	1,165,632	(1,296)	6	(118,971)	1,166,503
Corporate and Others Expenses	—	—	—	—	—	118,971	118,971

Adjusted Property EBITDA	$84,795	$36,337	$1,165,632	$(1,296)	$6	$—	$1,285,474

	Year Ended December 31, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$115,796	$26,601	$958,553	$(47,447)	$(37,232)	$(176,447)	$839,824

Land Rent to Belle Corporation	—	—	—	—	3,045	—	3,045
Pre-opening Costs	—	—	396	2,856	10,662	55	13,969
Development Costs	—	—	—	—	17,956	8,341	26,297
Depreciation and Amortization	31,409	11,887	228,381	43,532	1,187	66,410	382,806
Share-based Compensation	135	142	838	—	3,779	10,093	14,987
Property Charges and Others	—	1,592	5,043	—	—	249	6,884

Adjusted EBITDA	147,340	40,222	1,193,211	(1,059)	(603)	(91,299)	1,287,812
Corporate and Others Expenses	—	—	—	—	—	91,299	91,299

Adjusted Property EBITDA	$147,340	$40,222	$1,193,211	$(1,059)	$(603)	$—	$1,379,111

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$1,285,474	$1,379,111
Corporate and Others Expenses	(118,971)	(91,299)

Adjusted EBITDA	1,166,503	1,287,812
Payments to the Philippine Parties	(870)	—
Land Rent to Belle Corporation	(3,562)	(3,045)
Pre-opening Costs	(90,556)	(13,969)
Development Costs	(10,734)	(26,297)
Depreciation and Amortization	(368,394)	(382,806)
Share-based Compensation	(20,401)	(14,987)
Property Charges and Others	(8,698)	(6,884)
Gain on Disposal of Assets Held For Sale	22,072	—
Interest and Other Non-Operating Expenses, Net	(154,938)	(259,370)
Income Tax Expense	(3,036)	(2,441)

Net Income	527,386	578,013
Net Loss Attributable to Noncontrolling Interests	80,894	59,450

Net Income Attributable to Melco Crown Entertainment Limited	$608,280	$637,463

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013

Room Statistics:
Altira Macau
Average daily rate(3)	$235	$234	$232	$230
Occupancy per available room	99%	99%	99%	99%
Revenue per available room(4)	$233	$233	$229	$227

City of Dreams
Average daily rate(3)	$200	$193	$197	$189
Occupancy per available room	100%	98%	99%	97%
Revenue per available room(4)	$200	$190	$195	$183

Other Information:
Altira Macau
Average number of table games	122	155	131	165
Table games win per unit per day(5)	$21,983	$24,187	$21,810	$23,877

City of Dreams
Average number of table games	501	467	493	457
Average number of gaming machines	1,350	1,371	1,331	1,469
Table games win per unit per day(5)	$21,487	$29,446	$23,955	$26,810
Gaming machines win per unit per day(6)	$427	$418	$464	$361

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points